UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of E&P assets in the Espírito Santo Basin

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Rio de Janeiro, June 23, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 06/14/2022, informs that its Executive Board, in a meeting held today, approved the sale of its total stake in the maritime concessions groups named Golfinho Cluster and Camarupim Cluster, in the post-salt deep waters, located in the Espírito Santo Basin, to the company BW Energy Maromba do Brasil Ltda (BWE). The signing of the sale and purchase agreement and the subsequent steps will be disclosed to the market in due course.

The total amount of the sale is up to US$ 75 million, being (a) US$ 3 million paid on the date of the signing the sale and purchase agreements, (b) US$ 12 million to be paid at the closing of the transaction, and (c) up to US$ 60 million in contingent payments, depending on future Brent prices and asset development.

The amounts do not consider adjustments due until the closing of the transaction, which is subject to compliance with certain precedent conditions, such as the approval by the Administrative Council for Economic Defense (CADE) and National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure is in accordance with Petrobras' internal rules and the provisions of the special procedure for the assignment of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This operation is aligned with the portfolio management strategy and the improved allocation of the company's capital, aiming to maximize value and a greater return to society.

About Golfinho and Camarupim Cluster

Golfinho Cluster is located in water depths between 1,300 m and 2,200 m, comprising the Golfinho field, an oil producer, and the Canapu field, a non-associated gas producer, and the exploration block BM-ES-23.

The Camarupim Cluster is located in water depths between 100 m and 1,050 m, comprising the unitized Camarupim and Camarupim Norte fields, both of non-associated gas.

Petrobras holds a 100% stake in the Golfinho and Camarupim Clusters concession groups, except for exploratory block BM-ES-23, in which it holds a 65% majority stake, in partnership with PTTEP (20%) and INPEX (15%). Petrobras is the operator in all the concessions.

The average total production of the Golfinho field from January to May 2022 was 8.6 thousand bpd of oil and 90 thousand m3/day of gas. The other areas are not in production.

About BWE

BWE is a wholly-owned subsidiary of BW Energy Ltd., an E&P company focused on low-risk oil reservoirs for development in phases and with access to existing production facilities.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer